United States securities and exchange commission logo





                 February 21, 2024

       Nicholas J. Bigney
       General Counsel
       Nauticus Robotics, Inc.
       17146 Feathercraft Lane, Suite 450
       Webster, TX 77598

                                                        Re: Nauticus Robotics,
Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed February 13,
2024
                                                            File No. 333-277034

       Dear Nicholas J. Bigney:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Please contact Uwem Bassey at 202-551-3433 or Jan Woo at 202-551-3453 with any questions.




                 Sincerely,


                 Division of Corporation Finance

                 Office of Technology
       cc:                                              Brandon T. Byrne